EVERCORE PARTNERS INC.

August 7, 2006

VIA FACSIMILE AND EDGAR

Re:	Evercore Partners Inc.
Registration Statement on Form S-1
File No.: 333-134087

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evercore Partners Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Washington, D.C. time, on August 10, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EVERCORE PARTNERS INC.

By: /s/ Adam B. Frankel

        Name: Adam B. Frankel

        Title: General Counsel